UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MAG Silver Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

55903Q104
(CUSIP Number)

Roger E. Anscher Chief Compliance Officer & Chief Operating Officer Mason Hill Advisors LLC 623 Fifth Avenue, 27th Floor New York, NY 10022 (646) 833-2788
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Aaron N. Rice Baker & McKenzie LLP 300 East Randolph Street Suite 5000 Chicago, Illinois 60601 (312) 861-8000

July 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1		NAMES OF REPORTING PERSONS Mason Hill Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,721,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,721,700
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,721,700
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.5%[1]
14		TYPE OF REPORTING PERSON (see instructions) IA

1 This calculation is based on 55,667,139 common shares, without par value, of MAG Silver Corp. (the “Issuer”) outstanding as of December 31, 2011 as reported in the Issuer’s Audited Consolidated Financial Statements for the year ended Decemer 31, 2011, which was filed with the Securities and Exchange Commission on April 2, 2012 as Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K.

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1		NAMES OF REPORTING PERSONS Equinox Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,706,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,706,700
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,706,700
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.5%[1]
14		TYPE OF REPORTING PERSON (see instructions) HC, OO

1 See Footnote 1.

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1		NAMES OF REPORTING PERSONS Equinox Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,212,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,212,900
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,212,900
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.6%[1]
14		TYPE OF REPORTING PERSON (see instructions) PN

1 See Footnote 1.

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1		NAMES OF REPORTING PERSONS Mason Hill Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 493,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 493,800
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,800
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%[1]
14		TYPE OF REPORTING PERSON (see instructions) PN

1 See Footnote 1.

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1		NAMES OF REPORTING PERSONS Equinox Illiquid General Partner, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%[1]
14		TYPE OF REPORTING PERSON (see instructions) PN

1 See Footnote 1.

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1		NAMES OF REPORTING PERSONS Equinox Illiquid Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%[1]
14		TYPE OF REPORTING PERSON (see instructions) PN

1 See Footnote 1.

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1		NAMES OF REPORTING PERSONS Sean M. Fieler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,721,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,721,700
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,721,700
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.5%[1]
14		TYPE OF REPORTING PERSON (see instructions) IN

1 See Footnote 1.

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Item 1.

Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, without par value (the “Common Stock”), of MAG Silver Corp., a company incorporated in British Columbia (the “Company” or the “Issuer”). The principal executive offices of the Company are located at #770-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6.

Item 2.

Identity and Background.

The persons filing this Schedule 13D are Mason Hill Advisors LLC, a Delaware limited liability company (“Mason Hill”), Equinox Asset Management LLC, a Delaware limited liability company (“EAM”), Equinox Partners, L.P., a Delaware limited partnership (“Equinox Partners”), Mason Hill Partners, LP, a Delaware Limited Partnership (“Mason Hill Partners”), Equinox Illiquid General Partner, LP, a Delaware limited partnership (“Illiquid GP”), Equinox Illiquid Fund, LP, a Delaware limited partnership (“Illiquid” and together with Equinox Partners and Mason Hill Partners, the “Funds”), and Sean M. Fieler (together with Mason Hill, EAM, Equinox Partners, Mason Hill Partners and Illiquid GP, the “Reporting Persons”).

The address of the principal business and principal office of each of the Reporting Persons is 623 Fifth Avenue, 27th Floor, New York, NY 10022.

Mason Hill’s principal business is serving as an investment adviser to certain affiliated funds, including Equinox Partners, Mason Hill Partners and Illiquid.

EAM’s principal business is serving as the sole general partner of each of Equinox Partners and Mason Hill Partners.

Illiquid GP’s principal business is serving as the sole general partner of Illiquid.

Each of Equinox Partners, Mason Hill Partners and Illiquid is a private investment fund.

Mr. Fieler is a United States citizen, owns a controlling interest in Mason Hill and is the managing member of each of Mason Hill and EAM.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Mason Hill are set forth on Annex A hereto, which is incorporated herein by reference in response to this Item 2.

During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons named on Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons named on Annex A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

Item 3.

Source and Amount of Funds or Other Consideration.

Mason Hill advises the accounts of the Funds, which purchased an aggregate of 4,721,700 Common Shares for a total consideration (including brokerage commissions) of $34,872,316 derived from the capital of the Funds.

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Item 4.

Purpose of Transaction.

            The purpose of the acquisitions of the Common Shares is for investment.  The Reporting Persons have, and may, engage with or otherwise have communications with management and the board of directors of the Issuer and other stockholders of the Issuer and other relevant parties to discuss business and strategic alternatives for the Issuer, including, but not limited to, a spin-off transaction which results in the separation of the Issuer into two publicly traded companies, one consisting of the Minera Juanicipio joint venture, and the other consisting of the Issuer’s various other district scale projects.  In the future, the Reporting Persons may engage in discussions with the Issuer or other stockholders of the Issuer and relevant parties, which may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis.  Depending upon various factors, including, but not limited to, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the capital markets and general economic and industry conditions, the Reporting Person may, in the future, make a plan or proposal to the Issuer concerning one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  From time to time and at any time, the Reporting Persons may (i) acquire additional Common Shares in the open market, in private transactions or otherwise, (ii) dispose of Common Shares in private transactions or otherwise, (iii) engage in any hedging or similar transactions with respect to the Common Shares and/or (iv) otherwise change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a), (b)

Based upon the Report of Foreign Issuer on Form 6-K, filed by the Issuer on February 2, 2012, there were 55,667,139 Common Shares of the Issuer outstanding as of December 31, 2011.

Based on the foregoing, the 4,721,700 Common Shares (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 8.5% of the Common Shares outstanding.

Mason Hill, as the investment adviser to the Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Equinox Partners and Mason Hill Partners, EAM may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 4,212,900 Common Shares held for the account of Equinox Partners and the 493,800 Common Shares held for the account of Mason Hill Partners.  As the general partner of Illiquid, Illiquid GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 15,000 Common Shares held for the account of Illiquid. By virtue of Sean M. Fieler’s position as the managing member of Mason Hill and the fact that he owns a controlling interest in Mason Hill, Mr. Fieler may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, he may be deemed to be the beneficial owner of the Subject Shares.

Each of Mr. Fieler, Mason Hill and EAM may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which each of Equinox Partners and Mason Hill Partners directly beneficially owns.  Each of Mr. Fieler, Mason Hill and EAM disclaims beneficial ownership of such Common Shares for all other purposes.  Each of Mr. Fieler, Mason Hill and Illiquid GP may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which Illiquid directly beneficially owns.  Each of Mr. Fieler, Mason Hill and Illiquid GP disclaims beneficial ownership of such Common Shares for all other purposes.

As of the date hereof, none of the Reporting Persons own any Common Shares other than the Subject Shares covered in this Schedule 13D.

(c)

Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in Common Shares that were effected (i) in the sixty days prior to the date on which the Reporting Persons acquired directly or indirectly the beneficial ownership of more than 5% of the outstanding Common Stock, and (ii) in the sixty days prior to any date on which there was a material increase in the

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percentage of the outstanding Common Stock directly or indirectly beneficially owned by the Reporting Persons.  In the past sixty days, no reportable transactions were effected by any Reporting Person.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, except that dividends from, and proceeds from the sale of, the Common Shares held for the accounts managed by Mason Hill may be delivered to such accounts.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

Other than as described in this Schedule 13D, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.

Material to be Filed as Exhibits.

The following documents are incorporated by reference herein as exhibits:

Exhibit No.	Exhibit Name
99.1

Joint Filing Agreement, dated as of April 3, 2012, by and among Mason Hill Advisors LLC, Equinox Asset Management LLC, Equinox Partners, L.P., Mason Hill Partners, LP, Equinox Illiquid General Partner, LP, Equinox Illiquid Fund, LP and Sean M. Fieler

99.2	Trading data

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2012

MASON HILL ADVISORS LLC By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager	EQUINOX ASSET MANAGEMENT LLC By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager
EQUINOX PARTNERS, L.P. By: Equinox Asset Management LLC, its general partner By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager	MASON HILLS PARTNERS, LP By: Equinox Asset Management LLC, its general partner By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager
EQUINOX ILLIQUID GENERAL PARTNER, LP By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Authorized Signatory	EQUINOX ILLIQUID FUND, LP By: Equinox Illiquid General Partner, LP, its general partner By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Authorized Signatory
SEAN M. FIELER By: /s/ Sean M. Fieler

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF MASON HILL ADVISORS LLC

The following is a list of the executive officers and directors of Mason Hill, setting forth the present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each such person. Capitalized terms used but not otherwise defined in this Annex A have the meaning ascribed to them in the Schedule 13D to which this Annex A is attached.

Unless otherwise indicated, the current business address of each person is c/o Mason Hill, 623 Fifth Avenue, 27th Floor, New York, NY 10022.

Name	Present Position with Mason Hill or Other Principal Occupation or Employment	Business Address (if other than Mason Hill’s)	Citizenship
Sean M. Fieler	Manager, President		USA
William W. Strong	Chairman		USA
Roger E. Anscher	Chief Compliance Officer & Chief Operating Officer		USA
Jeffrey E. Sassoon	Chief Financial Officer		USA